Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 16, 2026

Abra, a Digital Asset Wealth Management Platform, to Become a Public Company via Business Combination With New Providence Acquisition Corp. III

●	Establishes the first publicly traded company with an SEC-registered investment advisor and digital asset wealth management platform enabling on-chain yield, lending, trading and treasury management

●	Company services the $100 trillion dollar wealth management market including existing registered investor advisors (“RIAs”), institutions, family offices and high net worth investors

●	Transaction expected to deliver significant growth capital, including up to $300 million of cash held in trust, subject to reductions for redemptions

●	Transaction consideration is based on a $750 million pre-money equity value of Abra, with existing Abra stockholders rolling 100% of their interests into the combined company, including Adams Street, Blockchain Capital, Pantera Capital, RRE Ventures, and SBI.

San Francisco, CA and New York, NY — March 16th, 2026 — Abra Financial Holdings, Inc. (“Abra”), a digital asset wealth management platform, and New Providence Acquisition Corp. III (Nasdaq: NPACU) (“New Providence”), a special purpose acquisition company, today announced that they have entered into a definitive business combination agreement for a transaction to take Abra’s business public. Under the terms of the business combination agreement, New Providence will be renamed Abra Financial, Inc. (the “Combined Company”) and its common stock is expected to be listed on Nasdaq under the ticker symbol “ABRX”.

The Combined Company will serve high net-worth, institutional, fund and RIA clients in a rapidly expanding market at the intersection of the $100 trillion wealth management industry and the digital asset and tokenization sectors.

The transaction consideration, in the form of newly-issued Combined Company securities, is based on a $750 million pre-money equity value of Abra. Existing equity holders of Abra, including Adams Street, Blockchain Capital, Pantera Capital, RRE Ventures, and SBI will roll 100% of their interests into the Combined Company.

“We believe that Bitcoin, stablecoins, and the tokenization of real world assets are quickly becoming the backbone of the future financial system,” said Bill Barhydt, Founder and CEO of Abra. “We also believe that demand for crypto-backed loans, stablecoin-based yield, and other digital asset services are going to increase dramatically in the coming years. Our aim is to bring institutional-grade on-chain crypto wealth management products to investors worldwide within a regulated and transparent framework.”

“Abra represents a compelling opportunity to invest in a pioneering company with unique technology, access to a growing customer base, and a flexible and scalable business model that addresses the future of wealth management and financial technology,” said Alex Coleman, Co-Chairman of New Providence. “There is an extraordinary market opportunity at the intersection of personal finance and digital assets. We believe Abra is poised for significant and sustained growth as the world moves to a tokenized and digital assets-based financial system.”

Leading Digital Asset Wealth Management Platform

Abra offers a comprehensive infrastructure for digital asset wealth management, offering segregated custody, trading, yield strategies, collateralized lending, and advisory services through separately managed accounts or “vaults.”

Abra’s Key Investment Highlights

●	SEC-Registered & Fiduciary — One of the only U.S. platforms currently offering a comprehensive suite of services for custody, trading, yield, and lending under a registered investment advisor (RIA) framework as a fiduciary to clients

●	Institutional-Grade Vault Infrastructure — Segregated digital asset custody infrastructure utilizing multi-party computation wallet technology. Client digital assets stay off the company’s balance sheet and are maintained in separately managed client accounts or vaults.

●	Comprehensive Product Suite — Vault (custody), Yield (proprietary strategies across many digital assets including BTC, ETH, SOL, and stablecoins), Loans (borrow against crypto), Prime (OTC desk, trading across hundreds of digital assets, 24/7), Private (HNW advisory), and Treasury (corporate treasury management)

●	Growth Trajectory — With hundreds of millions of dollars in assets under management (“AUM”), Abra management is targeting over $10B+ in AUM by the end of 2027

●	RWA Tokenization Support — Abra expects to support a wide range of real world assets such as tokenized equities and tokenized real estate on its platforms

●	DeFi Expansion via AbraFi — Abra recently launched access to USDAF, a yield bearing Solana-native synthetic dollar, expected to extend Abra’s reach from centralized wealth management into decentralized finance, which could expand its deposits and transactional revenues

Transaction Overview

Under the terms of the business combination agreement and subject to redemptions by New Providence public shareholders at or prior to closing, and the terms and amounts of any financing transactions in which the parties may engage in accordance with the terms of the business combination agreement, Abra equity holders are expected to hold a majority of the Combined Company shares outstanding immediately after the closing.

Proceeds to Abra from the transaction, after satisfaction of shareholder redemptions and transaction expenses, if any, are expected to be used by Abra for working capital and other purposes, including further development of Abra management’s growth strategies, increased sales and marketing spend, among other purposes.

Prior to entering into the business combination agreement, the board of directors of each of New Providence and Abra unanimously approved the transactions, which will also be submitted for approval by New Providence’s shareholders and Abra’s stockholders prior to, and as a condition of, the closing. The transaction is subject to the satisfaction or waiver of customary closing conditions.

Additional information about the proposed transactions (the “Transactions”), including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by New Providence with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov and in future SEC filings by New Providence in connection with the transactions, including a registration statement on form S-4 to be filed with the SEC in connection with the transactions (the “Registration Statement”).

Advisors

Cantor Fitzgerald & Co. is acting as financial and capital markets advisor to Abra.

Goodwin Procter LLP is serving as legal advisor to Abra. Ellenoff Grossman & Schole LLP is serving as U.S. legal advisor to New Providence. Ogier is acting as Cayman Islands legal advisor to New Providence. Kirkland and Ellis LLP is serving as legal advisor to Cantor.

Wachsman is serving as communications advisor to Abra.

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About Abra

Abra is a leading crypto-native products and wealth management platform, offering institutions and individual investors a suite of digital asset services including custody, trading, yield, lending, and advisory services through its SEC-registered investment advisor. Abra was Founded in 2014 with headquarters in San Francisco, California.

About New Providence

New Providence Acquisition Corp. III is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In May 2025, New Providence consummated a $300.15 million initial public offering (the “IPO”) of 30,015,000 million units (reflecting the underwriters’ exercise of their over-allotment option in full), each unit consisting of one of the Company’s Class A ordinary shares and one-half warrant, each whole warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. New Providence’s units are quoted on the Nasdaq stock exchange under the ticker symbol “NPACU”.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Additional Information and Where to Find It

In connection with the Transactions, New Providence and Abra intend to file the Registration Statement with the SEC, which will include a definitive proxy statement to New Providence shareholders in connection with New Providence’s solicitations of proxies from its shareholders with respect to the Transactions and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of New Providence as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of New Providence and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about New Providence, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

New Providence, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of New Providence’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of New Providence’s directors and officers in New Providence’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to New Providence’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of New Providence’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This press release is not a substitute for the Registration Statement or for any other document that New Providence and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). New Providence’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this press release. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and New Providence and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the Transactions not being completed in a timely manner or not being completed by New Providence’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and New Providence or other conditions to closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of New Providence to remain current with its SEC filings; (7) the risk that the Transactions disrupt New Providence’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Providence and Abra after the closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of New Providence’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which New Providence’s common stock will be listed or by the SEC, which may impact the ability to list New Providence’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of New Providence’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) New Providence shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in New Providence; (24) investors may experience immediate and material dilution upon closing as a result of the founder shares held by New Providence’s sponsor, since the value of the founder shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of New Providence common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of New Providence’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by New Providence and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by New Providence and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither New Providence nor Abra presently knows, or that New Providence and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Past performance by New Providence s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of New Providence’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that New Providence or Abra will, or may, generate going forward. Neither New Providence nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Media Contacts

For Abra:

Emily Kielthy, abra@wachsman.com

For New Providence Acquisition Corp III:

ir@newprovidenceacquisition.com

For Cantor Fitzgerald:

media@cantor.com

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